3903 Centerville Road, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

July 24, 2012

FILED VIA EDGAR

Rufus Decker

Accounting Branch Chief

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Acorn Energy, Inc. (the “Company”) (File No. 1-33886)

Dear Mr. Decker:

Further to the conversation between our outside counsel and the Staff on July 23, 2012, this letter will memorialize the extension to July 31, 2012 of the date by which the Company must file its response to the Commission’s letter dated July 10, 2012.  The Company’s need for additional time to respond to the Commission’s letter results from the fact that the Company’s accounting staff is also currently working on its Form10-Q for the second quarter and the Proxy Statement for the Company’s upcoming annual meeting. Thank you for your consideration in granting the extension.

Best regards.

Very truly yours,

ACORN ENERGY, INC.

/s/ Heather K. Mallard

Heather K. Mallard

Vice President, General Counsel & Secretary